UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Stolt-Nielsen S.A.
                               ------------------
                                (Name of Issuer)

                           Common Shares, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                    861565109
                                    ---------
                                 (CUSIP Number)

Alan B. Winsor, Esq.                                with copies to:
Stolt-Nielsen Inc.                                  Gregory Pryor, Esq.
Eight Sound Shore Drive                             White & Case LLP
Post Office Box 2300                                1155 Avenue of the Americas
Greenwich, CT  06836                                New York, NY 10036
203-625-3667                                        212-819-8200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Various
                                     -------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 861565109
-------------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Jacob Stolt-Nielsen
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Norway
--------- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          344,121
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER
                                                    27,005,543
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    344,121
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    27,005,543
------------------------------------------ -------- ----------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,349,664
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.42%*
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

--------
* Calculated using the number of shares outstanding as of June 30, 2004

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 861565109
-------------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher (Cayman) Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER
                                                    27,005,155
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    27,005,155
------------------------------------------ -------- ----------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,005,155
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.97%*
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

--------
* Calculated using the number of shares outstanding as of June 30, 2004

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 861565109
-------------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher Bank and Trust Company (Cayman) Limited(1)
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER
                                                    27,005,155
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    27,005,155
------------------------------------------ -------- ----------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,005,155
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.97%*
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

--------
(1) Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

*   Calculated using the number of shares outstanding as of June 30, 2004

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 861565109
-------------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Fiducia Ltd.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
--------- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER
                                                    27,005,155
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    27,005,155
------------------------------------------ -------- ----------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,005,155
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.97%*
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

--------
* Calculated using the number of shares outstanding as of June 30, 2004

Item 1.  Security and Issuer

     The statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 relating to the Common Shares, no par value (the "Common Shares"), of Stolt-Nielsen S.A. (the "Company") is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statement on Schedule 13D.

     The principal executive offices of the Company are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England; telephone number +44 207 611 8960.

Item 2.  Identity and Background

     This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Fiducia Ltd. ("Fiducia"), Ansbacher (Cayman) Limited ("Ansbacher") and Ansbacher Bank and Trust Company (Cayman) Limited(1) ("ABTC", and together with Mr. Stolt-Nielsen, Fiducia and Ansbacher, the "Reporting Persons"). Ansbacher and ABTC are trustees holding all of the shares of Fiducia and are not controlled by the Company or Mr. Stolt-Nielsen.

     The attached Schedule A is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     No funds were used to acquire the Common Shares. See "Item 4--Purpose of Transaction."

Item 4.  Purpose of Transaction

     Item 4 is hereby amended by adding the following information:

     The number of Common Shares beneficially owned by the Reporting Persons and the percentage of outstanding Common Shares represented by such shares have been affected by three corporate actions taken by the Company, each of which is described below.

--------
(1) Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

     The Exchange Offer

     The percentage of outstanding Common Shares beneficially owned by the Reporting Persons increased as a result of an exchange offer (the "Exchange Offer") conducted by the Company pursuant to which the Company made an offer to all holders of Common Shares to exchange one of its non-voting Class B Shares, no par value (the "Class B Shares"), for each outstanding Common Share. The Exchange Offer expired on February 18, 2000. Fiducia did not tender any of its Common Shares in the Exchange Offer.

     Luxembourg Company Law requires that there not be more issued Class B Shares than there are issued Common Shares. The consummation of the Exchange Offer (i.e., the issuance of Class B Shares in exchange for tendered Common Shares) would have resulted in a violation of such requirement. To satisfy this requirement, the Board of Directors of the Company, consistent with authority granted to it in the Company's Articles of Incorporation, resolved to require that the Class B Shares of, first, (i) Stolt-Nielsen Transportation Group (a subsidiary of the Company), and then, to the extent necessary, (ii) Fiducia, be converted into Common Shares on a share-for-share basis. The Mandatory Conversion occurred on February 22, 2000 and February 25, 2000; as a result of the Mandatory Conversion, 5,766,905 Class B Shares held by Stolt-Nielsen Transportation Group and 2,674,362 Class B Shares held by Fiducia were converted to Common Shares.

     The Reclassification

     On March 7, 2001, the Company implemented a share reclassification pursuant to which all then outstanding Class B Shares of the Company were reclassified as Common Shares on a one-for-one basis (the "Reclassification"). Upon the completion of the Reclassification, Fiducia beneficially owned an aggregate of 27,005,155 Common Shares.

     The Private Placement

     On January 26, 2004, the Company sold 7.7 million Common Shares, then held in treasury, with an aggregate gross value of $104 million by means of a private placement to non-affiliated institutional investors. Upon the completion of the private placement, on January 26, 2004, the Company had 62.7 million shares outstanding.

Item 5.  Interest in Securities of the Issuer

     Item 5(a) is hereby amended and restated as follows:

     (a) (i) Mr. Jacob Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

     (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

     (iii) ABTC may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

     (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

     (v) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A, the following are the beneficial owners of Common Shares in amounts shown next to their names:

                 Niels G. Stolt-Nielsen             92,945
                 Jacob B. Stolt-Nielsen             106,495
                 John Wakely                        43,075

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition.

     The Board of Directors of Fiducia has granted a power of attorney to Mr. Jacob Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of SNSA.

     Except as noted in the immediately preceding paragraph, where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

     None of the Reporting Persons and none of the persons listed on Schedule A has effected any transactions in the Common Shares during the past 60 days.

     (d) All dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by Fiducia for the benefit of the shareholders of Fiducia.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Board of Directors of Fiducia has granted a power of attorney to Mr. Jacob Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of SNSA.

Item 7.  Material to be Filed as Exhibits

   Exhibit No.  Description
   -----------  -----------

   1            Consent of Ansbacher (Cayman) Limited

   2            Consent of Ansbacher Bank and Trust Company (Cayman) Limited

   3            Consent of Fiducia Ltd.

   4 Power of Attorney granted to Mr. Stolt-Nielsen by the Board of Directors of Fiducia

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2004

                                         /s/ Jacob Stolt-Nielsen
                                         -----------------------
                                         Jacob Stolt-Nielsen

                                                                      SCHEDULE A

I. FIDUCIA

     Each person named below is a director or executive officer of Fiducia:

                                                                              Present Principal Occupation
      Name and Citizenship                    Business Address                        or Employment
----------------------------------   ------------------------------------    --------------------------------
Jacob Stolt-Nielsen                  c/o Stolt-Nielsen Limited               Chairman of the Board,
Norwegian                            Aldwych House                           Stolt-Nielsen S.A. and
                                     71-91 Aldwych                           Chairman of the Board of
                                     London WC2B 4HN                         Stolt Offshore S.A.
                                     ENGLAND

Jacob B. Stolt-Nielsen               c/o Stolt-Nielsen Inc.                  Director and Executive Vice
Norwegian                            Eight Sound Shore Drive                 President, Stolt-Nielsen S.A.
                                     Greenwich
                                     Connecticut  06836

Niels G. Stolt-Nielsen               c/o Stolt-Nielsen Limited               Director and Chief Executive
Norwegian                            Aldwych House                           Officer, Stolt-Nielsen S.A.
                                     71-91 Aldwych
                                     London  WC2B 4HN
                                     ENGLAND

John G. Wakely                       Stolt Tank Containers Leasing Ltd.      Executive Vice President,
British                              British American Building               Stolt-Nielsen S.A. and
                                     133 Front Street - 4th floor            Chairman, Stolt Tank
                                     P.O. Box HM 3143                        Containers Leasing Ltd.
                                     Hamilton HM-12,
                                     BERMUDA

James M. MacDonald                   Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666
                                     Hamilton HM CX,
                                     BERMUDA

Dawn C. Griffiths                    Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666
                                     Hamilton HM CX,
                                     BERMUDA

                                                                              Present Principal Occupation
      Name and Citizenship                    Business Address                        or Employment
----------------------------------   ------------------------------------    --------------------------------
Catharine J. Lymbery                 Conyers, Dill & Pearman                 Corporate Administrator -
Bermudan                             Clarendon House                         Bermuda
                                     2 Church Street
                                     P.O. Box HM 666
                                     Hamilton HM CX,
                                     BERMUDA

Charles G. Collis                    Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666
                                     Hamilton HM CX,
                                     BERMUDA

                                  EXHIBIT INDEX

   Exhibit No.  Description
   -----------  -----------

   1            Consent of Ansbacher (Cayman) Limited

   2            Consent of Ansbacher Bank and Trust Company (Cayman) Limited

   3            Consent of Fiducia Ltd.

   4 Power of Attorney granted to Mr. Stolt-Nielsen by the Board of Directors of Fiducia

                                                                       EXHIBIT 1

                      Consent of Ansbacher (Cayman) Limited
                      -------------------------------------

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Bank and Trust Company (Cayman) Limited and Fiducia Ltd. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  July 16, 2004

                           ANSBACHER (CAYMAN) LIMITED

                           By:    /s/ Melissa Evans
                                  -------------------------------------
                                  Name:    Melissa Evans
                                  Title:   Authorized Signatory

                           By:   /s/ Stephen O'Dwyer
                                 ---------------------------------------
                                    Name:    Stephen O'Dwyer
                                    Title:   Authorized Signatory

                                                                       EXHIBIT 2

          Consent of Ansbacher Bank and Trust Company (Cayman) Limited
          ------------------------------------------------------------

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Bank and Trust Company (Cayman) Limited and Fiducia Ltd. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated: July 16, 2004

                             ANSBACHER BANK AND TRUST
                             COMPANY (CAYMAN) LIMITED

                             By:    /s/ Melissa Evans
                                    -------------------------------------
                                    Name:    Melissa Evans
                                    Title:   Authorized Signatory

                             By:   /s/ Stephen O'Dwyer
                                   ---------------------------------------
                                      Name:    Stephen O'Dwyer
                                      Title:   Authorized Signatory

                                                                       EXHIBIT 3

                             Consent of Fiducia Ltd.
                             -----------------------

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Bank and Trust Company (Cayman) Limited and Fiducia Ltd. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  July 16, 2004

                                FIDUCIA LTD.

                                By:      /s/ J.G. Wakely
                                         --------------------------
                                         Name: J.G. Wakely
                                         Title:   Chairman

                                                                       EXHIBIT 4

                                Power of Attorney
                                -----------------

KNOW ALL MEN BY THESE PRESENTS that FIDUCIA LIMITED (the "Company"), a company incorporated and validly existing under the laws of the Islands of Bermuda with registered office at Clarendon House, Church Street, Hamilton in the said Islands, DO HEREBY CONSTITUTE AND APPOINT JACOB STOLT-NIELSEN, JR. of 66 Cadogan Square, London SW1X OEA, England, to be the true and lawful Attorney of the Company in its name and on its behalf to represent the Company and vote any shares owned by it, at any and all meetings of the Shareholders of STOLT NIELSEN S.A. and any adjournments thereof.

IN WITNESS WHEREOF the Common Seal of the Company was affixed this Nineteenth day of December, One Thousand Nine Hundred and Ninety-Six at the City of Hamilton in the Islands of Bermuda in the presence of:

/s/ J.M. Sharpe
----------------
J.M. Sharpe
Director                                                          [Seal]

/s/ C.J. Lymbery
----------------
C.J. Lymbery
Secretary